1-13542

02043414

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
AUG 07 2002
1086

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002 7/31/2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _*_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _*_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a bondholders' meeting held on July 30, 2002 filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* on August 2, 2002.

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$ 39,548,411 HELD ON JULY 30, 2002 (THE "SERIES 02 NOTES")

First Point:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL") and HSBC Bank Argentina S.A. ("HSBC") the designation of the representatives of the bondholders BNL and HSBC to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved:

1) to extend the maturity of the principal of the Series 02 Notes due on July 30, 2002, until August 30, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until August 30, 2002.

Third Point:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on July 15, 2002 and ending on July 30, 2002, until August 30, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ **U$S 39,743,445.**

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on July 15, 2002 and ending on July 30, 2002 and the extension of the maturity until August 30, 2002.

Fourth Point:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on July 30, 2002 and ending on August 30, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the Interest Rate applicable to the Interest Period beginning on July 30, 2002 and ending on August 30, 2002, establishing an annual fix interest rate of 12% .

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: August 5, 2002